Mail Stop 4561

December 2, 2009

Hwi Joon Shin
Chief Financial Officer
Webzen Inc.
Daelim Acrotel Building, 8th Floor
467-6 Dogok-dong, Kangnam-ku
Seoul, Korea 135-971

> **Re:** **Webzen Inc.**
> **Form 20-F For the Fiscal Year Ended December 31, 2008**
> **Filed June 29, 2009**
> **Form 20-F/A For the Fiscal Year Ended December 31, 2008**
> **Filed November 20, 2009**
> **File No. 000-50476**

Dear Mr. Shin:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief

cc: Via facsimile at +852-2533-3388
        Richard (Sukjoon) Lee
        Davis Polk & Wardwell LLP